                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 10-SB-A1

             First Amended Registration Statement on Form 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                            PANDORA'S GOLDEN BOX
                            --------------------
       (Name of Small Business Issuer as specified in its charter)


      NEVADA                                   76-0547762
      ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
organization)                                   Employer I.D. No.)


                           11949 FM 3005 #403
                         Galveston, Texas 77554
                         ----------------------
               (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (409) 737-4346

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:


               $0.001 Par Value Common Voting Stock
               -----------------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization.
     -------------

     Pandora's Golden Box (the "Company") was organized under the laws of the State of Nevada on August 4, 1987. The Company was formed with the purpose of engaging in any lawful activity permitted a corporation under the laws of the State of Nevada. The Company's initial authorized capital consisted of 25,000,000 shares of $0.001 par value common voting stock.

     On December 31, 1997, the Company filed with the Nevada Secretary of State a Certificate of Amendment that effected a reverse split of its outstanding common stock on a basis of 1 share for 100, while retaining the present par and authorized capital, with appropriate adjustments in the stated capital and additional paid in capital accounts of the Company, and with no stockholders' holdings to be reduced to less than 100 shares as a result of the reverse split. Unless otherwise indicated, all computations in this Registration Statement reflect such reverse split. A copy of the initial Articles of Incorporation and the Certificate of Amendment are attached hereto and are incorporated herein by reference. See Item 13 of this Registration Statement.

     Public Offering.
     ----------------

     The Company completed an offering of its common stock pursuant to the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, on December 15, 1987. The Company offered the securities only in the state of Nevada and the shares were registered for sale under the laws of the State of Nevada. It was a minimum/maximum offering of 1,500,000/3,000,000 shares at a purchase price of $.05 per share. The Company sold 2,957,000 shares, raising $147,850, before deduction of legal and accounting fees and printing costs.

     Recent Sales of Unregistered Securities.
      ----------------------------------------

     See Item 4, Part II of this Registration Statement.

Business.
---------

      In approximately 1989, the Company purchased mining equipment and acquired a lease on certain gold mining property in southern Utah. These operations were unsuccessful and, other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations since the calendar year ending December 31, 1991. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has limited assets and conducts no material business, management anticipates that any such venture would require it to transfer a controlling interest in the Company through the issuance of shares of its common stock as the sole consideration for the venture; such an issuance would almost certainly result in a change in control of the Company. This may also result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

      The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

      In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

          Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("Nasdaq"), an issuer must have such securities registered under the 1934 Act. Upon the effective date of this Registration Statement, which took place on or about April 17, 1998, the Company's common stock became registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. For the same reasons, the Company intends to voluntarily file periodic reports with the Commission in the event that its obligation to file such reports is suspended by the Commission.

      Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

      Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

      Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

      The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. Management has no current plans to solicit any specific merger or acquisition target; however, in addition to solicited and unsolicited proposals from existing contacts, it is possible that the Company may advertise its availability for a transaction in the "Wall Street Journal" or a similar publication.

      In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. Although no policy prohibits it, management does not anticipate that the Company will borrow funds and use the proceeds therefrom to make payments to the Company's promoters, management, or their affiliates or associates. There are no agreements, arrangements or understandings between non-management stockholders and management under which such stockholders may directly or indirectly participate in or influence the management of the Company's affairs. Non-management stockholders have sole voting control over their shares and management has no control over whether such stockholders exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

      The Company has not had any preliminary discussions and has no agreements or understandings with any particular consultant for the identification of a suitable merger or acquisition target. Nor has any of its directors or executive officers used any particular consultant on a regular basis. However, David M. Klausmeyer, the beneficial owner of approximately 17% of the Company's issued and outstanding shares, is a business consultant with substantial experience in transactions of this type, and management expects that any business opportunity that is presented to the Company may be presented through the contacts of Mr. Klausmeyer.

      In the event that the Company decides to use the services of any independent consultant, management will consider numerous factors, including the business experience of such consultant, the nature of the services to be provided and the compensation being sought.

      The Company has not established any maximum amount that may be paid as a finder's fee. It is expected that the amount of any such fee will be negotiated at such time as the Company locates a merger or acquisition target. Company policy does not prohibit the issuance of debt or equity or revenues or other funds of an acquisition or merger candidate as finder's fees; because the Company has not been presented with any merger or acquisition candidate as of the date of this Registration Statement, it is impossible to predict the form that any such fees may take. Nor does Company policy prohibit related party transactions with members of management or directors, although no such transaction is planned.

      Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In such an event, management may actively negotiate or otherwise consent to the purchase of their stock, and it is not anticipated that any such opportunity will be afforded to other stockholders or that such stockholders will be afforded an opportunity to approve or consent to any particular buyout transaction. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

      None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Involvement in Other "Blank Check" Companies.
---------------------------------------------

      Since July, 1995, Mr. Bono has been a director of G/O International, Inc., a Colorado corporation that may also be deemed to have been a "blank check" company until the calendar year ended December 31, 1997 ("G/O"). From November, 1994, to March, 1996, Mr. Bono also served as President and a director of Amazon Natural Treasures, Inc., a Utah corporation formerly known as "Concord Capital, Inc." ("Concord"). Mr. Bono also served as Treasurer of Concord from August, 1995, to March, 1996. On May 13, 1997, Mr. Bono was elected to serve on the Board of Directors and as Vice President of Agristar, Inc., a Delaware corporation ("Agristar"), which may be deemed to be a "blank check" company. As of the date of this Registration Statement, Mr. Bono still serves in these capacities.

      From November, 1994, to March, 1996, Ms. Novick served as a director of Concord. She also served as Secretary of Concord from August, 1995 to March, 1996. On May 6, 1997, Ms. Novick was appointed to fill a vacancy on the Board of Directors and to serve as President and Secretary of Agristar. Ms. Novick still serves in as a director and as President of Agristar. On May 13, 1997, Ms. Novick was elected Treasurer of Agristar; with the exception of the office of Secretary, she still serves in these capacities.

      Other than G/O, Concord and Agristar, neither Mr. Bono nor Ms. Novick has served as a director or executive officer of any "blank check" company during the past 10 years; neither person has ever been involved in any "blank check" securities offering. In the event that Mr. Bono or Ms. Novick is presented with a potential merger or acquisition transaction that may benefit both G/O or Agristar and the Company, he or she will provide a "due diligence" checklist containing material information about both companies to the potential merger or acquisition target and let it select the entity that is most desirable to such target.

      Other than the above-referenced relationships between Mr. Bono and Ms. Novick, there are no affiliations between any director, executive officer or principal of the Company.

Risk Factors.
-------------

      In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

      Extremely Limited Assets; No Source of Revenue. The Company has virtually no assets and has had no revenue since the calendar year ending December 31, 1991 or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

      Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

      Absence of Substantive Disclosure Relating to Prospective
Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

      Unspecified Industry and Acquired Business; Unascertainable Risks.
To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

      Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2, of this Registration Statement.

      State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

      By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

      In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Minnesota, Nebraska and New York) have adopted some form of SCOR.
States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

      The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

      Management to Devote Insignificant Time to Activities of the
Company.   Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

      No Market for Common Stock; No Market for Shares.  Although the
Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4, of this Registration Statement.

      Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

      There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

      Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

      Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

      Dilution. Because the Company presently has extremely limited assets, management anticipates that it may be required to issue shares of its common stock to members of management, promoters or their affiliates or associates in order to raise sufficient funds to maintain its good standing in the State of Nevada, prepare and file its quarterly and annual reports with the Commission and investigate any potential business venture that may be presented to it. The issuance of such shares would have the effect of diluting the holdings of the Company's existing stockholders. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2 of this Registration Statement.

Principal Products and Services.
--------------------------------

      The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company are to maintain its good standing in the State of Nevada, to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

      Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger. At present, management does not expect that the Company will advertise its availability on the Internet or through use of a Worldwide Web site.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

      None; not applicable.

Competitive Business Conditions.
--------------------------------

      Management believes that there are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
----------

      None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

      None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

      None; not applicable.

Need for any Governmental Approval of Principal Products or
Services.
---------

      Because the Company currently produces no products or services, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

     On the effectiveness of its Registration Statement on Form 10-SB, the Company will be subject to Regulation 14A of the Commission, which regulates proxy solicitations. Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     The Company will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

     Management believes that these obligations will increase the Company's annual legal and accounting costs, but it is expected that assets will be sufficient to meet these costs; in the event that assets are not sufficient, it is likely that management will advance funds. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation", Part I, Item 2 of this Registration Statement.

      The integrated disclosure system for small business issuers adopted by the Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

      The Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
-------------------------

      None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

      None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------

      None.

Year 2000.
---------

     Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

      The Company has not engaged in any material operations or had any revenues from operations during the last two calendar years or since 1991. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

      During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. There are not currently any preliminary agreements or understandings providing for any executive officer, director or principal stockholder to advance funds in the form of a loan to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. Due to the Company's limited assets and operations as of the date of this Registration Statement, it is expected that any such loan would be repaid either in the form of the Company's common stock or in cash at such time as the Company has sufficient cash on hand. Due to the Company's extremely limited operating history, this would probably occur after the completion of a merger or acquisition transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
---------------------

     The Company has had no material operations since the calendar year ending December 31, 1991. Losses totaled $0 and $4,948, respectively, for the year ended December 31, 1996 and the period ended November 30, 1997.

Liquidity.
---------

     The Company had no liquidity during the year ended December 31, 1996 and liquidity of $5,812 during the period ending November 30, 1997 provided from proceeds from the issuance of common stock.

Item 3.  Description of Property.
---------------------------------

      The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of its President, Sam Bono, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Bono of providing the use of his home and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

      The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:


                      Number of Shares           Percentage
Name and Address(1)   Beneficially Owned           of Class
----------------      ------------------           --------

James D. Gravely             15,000                    8.3%
5408 Grandin Road, Ext.
Roanoke, VA 24018

David M. Klausmeyer          30,834                   17.1%
288 Litchfield Cr.
Houston, Texas 77024

Linda Plemmons               33,334                   18.5%
10817 Winterbourne Ct.
Charlotte, NC 28277

Q-Marq Securities(2)         35,334                   19.6%
P. O. Box 2097
Grand Cayman, BWI

James P. Taney               15,000                    8.3%
819 Honeysuckle Road
Salem, VA 24153

Kelly N. Taylor              14,000                    7.8%
220 East 1100 North #23
North Salt Lake, Utah 84054


      (1) Each of these persons has sole investment and voting power with respect to the shares indicated opposite his, her or its name.

      (2) Q-Marq Securities is a securities broker in the Cayman Islands, specializing in small private placements. It also invests for its own account and on behalf of clients and operates an international escrow service. There are no affiliations between any executive officer, director or principal of the Company and Q-Marq Securities.

Security Ownership of Management.
---------------------------------

      The following table sets forth the shareholdings of the Company's directors and executive officers as of the date hereof, to wit:

                         Number of Shares
                         Beneficially Owned      Percentage of
Name and Address          as of 12/31/96          of Class
----------------         ------------------      -------------
[S]                        [C]                    [C]
Sam Bono                    -0-                   0%
11949 FM 3005 #403
Galveston, Texas 77554

Carol Novick                -0-                   0%
12633 Memorial Drive #123
Houston, Texas 77024

All directors and           -0-                   0%
executive officers
as a group (2)

      See the caption "Directors, Executive Officers, Promoters and Control Persons," Part I, Item 5 of this Registration Statement for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

      There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

      The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in July of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Sam Bono           Director         3/7/97         *
                   President

Carol Novick       Sec'y/Treasurer  3/7/97         *
                   Director


     * This person presently serves in the capacities indicated.

      There are no agreements or understandings for any director or executive officer of the Company to resign at the request of any other person. However, it is expected that any merger or acquisition transaction would be accompanied by the resignation of the Company's current directors and executive officers. No director or executive officer acts or will act on behalf of or at the direction of any other person.

      At present, the sole responsibilities of the Company's directors and executive officers are to maintain its good standing in the State of Nevada, file its periodic reports in compliance with Section 13 of the Exchange Act, and to seek a suitable merger or acquisition candidate. As of the date of this Registration Statement, the Company has not identified any such candidate.

     The Company's directors and executive officers are presently the only persons whose activities will be material to its operations. In the event that the Company engages the services of any consultant to assist in identifying and completing a merger or acquisition transaction, the services of such consultant will also be material to its operations. If the Company completes such a transaction and new directors and executive officers are retained, the services of such persons will also be material to its operations. However, as disclosed above, the Company has had no preliminary discussions with any consultant or any potential merger or acquisition target.

      In addition to the Company's directors and executive officers, David M. Klausmeyer, Linda Plemmons and Q-Marq Securities may be deemed to be promoters of the Company by virtue of their stockholdings. In addition, John Whitley, a former affiliate of the Company, may be deemed to be a promoter of the Company to the extent that he may assist in the location of a suitable merger or acquisition candidate. With the exception of Mr. Bono and Ms. Novick, none of these persons will have any active role in the Company. They may subsequently refer merger or acquisition candidates to the Company's directors and executive officers; however, they have no obligation to do so and have no knowledge of any potential candidates as of the date of this Registration Statement. With the exception of the above-named persons, the Company has no promoters.

Business Experience.
--------------------

     Sam Bono. Mr. Bono, age 60, is a graduate of the University of Florida. For the last five years, he has been the owner and sole proprietor of the Direct Sales Company of Houston, Texas, a firm that specializes in the sale and distribution of industrial supplies.

     Carol Novick.    Ms. Novick is 53 years of age.  She attended the
University of Maryland. For the past fifteen years, she has been the sole proprietor of Novaco, a company specializing in the treatment of fabrics and carpeting.

Significant Employees.
----------------------

      The Company has no employees who are not executive officers.

Family Relationships.
---------------------

      None.

Involvement in Certain Legal Proceedings.
-----------------------------------------

      During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

      The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                SUMMARY COMPENSATION TABLE


                                                         Long Term Compensation


                      Annual Compensation              Awards         Payouts

-------------------------------------------------------------------------------------------------
  (a)             (b)       (c)     (d)      (e)         (f)         (g)      (h)        (i)

                                                                    Securities           All
                                             Other                  Underlying           Other
Name and        Year or                       Annual    Restricted  Options/  LTIP       Compen-
Principal       Period      Salary   Bonus    Compen-   Stock       SAR's (#) Payouts    sation
Position        Ended        ($)      ($)     sation($) Awards($)
($)
-------------------------------------------------------------------------------------------------

Sam Bono       12/31/96     0        0        0         0           0         0          0
President,     12/31/97     0        0        0         0           0         0          0
Director

Carol Novick   12/31/96     0        0        0         0           0         0          0
Sec/Tres       12/31/97     0        0        0         0           0         0          0
Director

      No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1997 or 1996, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

      There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

      There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company. It is anticipated that any merger or acquisition transaction involving the Company would be accompanied by the resignation of the Company's current directors and executive officers and a change in control of the Company. See the caption "Business" of this Registration Statement.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

      There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

      There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

      There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

      The Company has no parents.

Transactions with Promoters.
----------------------------

      There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities.
-----------------------------------

      The Company has one class of securities authorized, consisting of 25,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

      Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of common stock now outstanding are fully paid and non-assessable.

      There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

      There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

      The outstanding "unregistered" and "restricted" shares of the Company's common stock are subject to the resale restrictions of the 1933 Act and may be sold in compliance with Rule 144 of the Commission upon completion of a one-year holding period. To the knowledge of management, no stockholder of the Company has executed any "lock-up" agreement with respect to the Company's common stock.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

      There has never been any established "public market" for shares of common stock of the Company. The Company intends to request a broker-dealer to act as a market maker for the Company's common stock and to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers ("NASD"); however, management has not had any preliminary discussions with any market maker regarding the participation of such market maker in any future market for the Company's securities and does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. Nor are there any plans, proposals, arrangements or understandings with any other person with regard to the development of such a market. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by the holders of such shares may have a substantial adverse impact on any such public market. See the captions "Security Ownership of Certain Beneficial Owners," Part I, Item 4, and "Recent Sales of Unregistered Securities," Part II, Item 4, of this Registration Statement.

Holders.
--------

      The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 77.

Dividends.
----------

      The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

      The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

      There have been no changes in the Company's principal independent accountant in the past two calendar years or as of the date of this Registration
Statement. The current accountant for the Company audited its last financial statements for the calendar year ended December 31, 1996.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                        Date              Number of          Aggregate
      Name            Acquired             Shares           Consideration
      ----            --------            ---------         -------------

Linda W. Plemmons      7/25/97             33,334            $3,333.33

Q-Marq Securities      10/2/97             33,334            $3,333.33

David M. Klausmeyer    7/15/97             30,834            $3,083.34

Kevin M. Klausmeyer    8/10/97              2,500            $  250.00
and Cynthia Killian
Klausmeyer

      Mr. Bono contacted both David M. Klausmeyer and Q-Marq Securities about the possibility of purchasing shares of the Company, as he knew that they had made similar investments in the past. Mr. Klausmeyer had represented Q-Marq in the United States from 1989 to 1992 as a "finder" of investment banking opportunities. Mr. Klausmeyer referred Mr. Bono to his son Kevin M. Klausmeyer and daughter-in-law Cynthia Killian Klausmeyer. Ms. Plemmons was referred to Mr. Bono by John Whitley, who is her father and who may also be deemed to be a promoter of the Company. See the caption "Directors, Executive Officers, Promoters and Control Persons," Part I, Item 5 of this Registration Statement.

      Each of these persons was deemed to be an "accredited investor" or a "sophisticated investor" and had access to all material information regarding the Company prior to the offer or sale of these securities. Such offers and sales are believed to have been exempt from the registration requirements of
Section 5 of the Securities Act of 1933 pursuant to Sections 3(b) and/or 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

      Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

      Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

      To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

      Section 78.751 (4) of the NRS limits indemnification under Sections
78.751 (1) and 78.751(2) to situations in which either (1) the stockholders,
(2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

      Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

      Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

     According to Article XI of the Company's Bylaws, every person who acts as a representative of the Company shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

     Audited Financial Statements
     December 31, 1996 and November 30, 1997*
     ---------------------------------------

     Independent Auditors' Report

     Balance Sheets

     Statements of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements

          * These financial statements have been previously filed with the Securities and Exchange Commission as part of the initial Form 10-SB Registration Statement filed by the Company and are incorporated herein by reference.

                                 PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation dated August 4, 1987**

3.2       Certificate of Amendment to the Articles of Incorporation dated
          December 31, 1997 respecting the 100 for 1 reverse split**

3.3       By-Laws**

27        Financial Data Schedule**


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

          * These documents and related exhibits have been previously filed with the Securities and Exchange Commission as exhibits to the initial Form 10-SB Registration Statement of the Company and are incorporated herein by reference.

                              SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         PANDORA'S GOLDEN BOX

Date: 7/12/98                             By /s/ Sam Bono
     -----------                            ------------------------
                                           Sam Bono, President and
                                           Director

Date: 7/15/98                             By /s/ Carol Novick
     -----------                            ------------------------
                                           Carol Novick, Secretary
                                           Treasurer and
                                           Director